Exhibit 99.1

SINA Reports Third Quarter 2014 Financial Results

SHANGHAI, China—November 13, 2014—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•          Net revenues increased 8% year over year to $198.6 million. Non-GAAP net revenues increased 9% year over year to $196.0 million, within the Company’s guidance of between $193 million and $199 million.

•          Advertising revenues grew 10% year over year to $166.8 million. Non-advertising revenues were $31.8 million. Non-GAAP non-advertising revenues grew 3% year over year to $29.2 million.

•          Net income attributable to SINA was $133.6 million, or $1.91 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $13.1 million, or $0.19 non-GAAP diluted net income per share attributable to SINA.

“In the third quarter of 2014, Weibo continued to show strong momentum in both revenue and user growth. Weibo’s third-quarter revenues grew 58% year over year to $84.1 million, while monthly active users in September grew 36% from a year ago to 167 million,” said Charles Chao, Chairman and CEO of SINA. “On the portal side, we are making strides to revamp our online business with particular emphasis in business verticalization and mobile,” Mr. Chao added.

Third Quarter 2014 Financial Results

For the third quarter of 2014, SINA reported net revenues of $198.6 million, compared to $184.6 million for the same period last year. Non-GAAP net revenues for the third quarter of 2014 totaled $196.0 million, compared to $179.9 million for the same period last year.

Online advertising revenues for the third quarter of 2014 were $166.8 million, compared to $151.6 million for the same period last year. The year-over-year growth in online advertising revenues resulted from an increase of $21.7 million in Weibo advertising revenues, offset by a decline of $6.5 million in portal advertising revenues.

Non-advertising revenues for the third quarter of 2014 were $31.8 million. Non-GAAP non-advertising revenues for the third quarter of 2014 were $29.2 million, compared to $28.4 million for the same period last year. The year-over-year change in non-GAAP non-advertising revenues was mainly due to an increase of $9.1 million in Weibo value added services (“VAS”) revenues, partially offset by a decline of $7.4 million in mobile value added services (“MVAS”) revenues.

Gross margin for the third quarter of 2014 was 63%, compared to 64% for the same period last year. Advertising gross margin for the third quarter of 2014 was 62%, compared to 64% for the same period last year. Non-advertising gross margin for the third quarter of 2014 was 67%. Non-GAAP non-advertising gross margin for the third quarter of 2014 was 64%, compared to 58% for the same period last year, resulting from a shift in revenue mix from low-margin MVAS to higher margin Weibo VAS.

Operating expenses for the third quarter of 2014 totaled $135.7 million, compared to $94.9 million for the same period last year. Non-GAAP operating expenses for the third quarter of 2014 totaled $127.1 million, compared to $90.5 million for the same period last year, primarily due to higher personnel costs, marketing expenditures and bad debt expenses.

Loss from operations for the third quarter of 2014 was $10.9 million, compared to an income from operations of $23.2 million for the same period last year. Non-GAAP loss from operations for the third quarter of 2014 was $4.0 million, compared to a non-GAAP income from operations of $23.4 million for the same period last year.

Non-operating income for the third quarter of 2014 was $144.3 million, compared to $7.7 million for the same period last year. Non-operating income for the third quarter included 1) a $109.2 million gain from the sale of a portion the Company’s investment in Alibaba through Yunfeng E-Commerce Funds in Alibaba’s initial public offering; 2) a $19.2 million gain as a result of the initial public offering of Leju, a subsidiary of E-house; and 3) $4.7 million, or $7.1 million on a non-GAAP basis, in earnings from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears. Non-operating income for the third quarter of 2013 included $3.2 million, or $5.7 million on a non-GAAP basis, in earnings from equity-method investments.

Net income attributable to SINA for the third quarter of 2014 was $133.6 million, compared to $25.4 million for the same period last year. Diluted net income per share attributable to SINA for the third quarter of 2014 was $1.91, compared to $0.37 for the same period last year. Non-GAAP net income attributable to SINA for the third quarter of 2014 was $13.1 million, compared to $28.5 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the third quarter of 2014 was $0.19, compared to $0.42 for the same period last year.

As of September 30, 2014, SINA’s cash, cash equivalents and short-term investments totaled $2.3 billion, compared to $1.9 billion as of December 31, 2013. The increase in cash, cash equivalents, and short term investments was mainly due to cash received from Alibaba’s exercise of its option in Weibo and proceeds received from Weibo’s IPO in the second quarter of 2014, partially offset by investments and repurchases made during the first three quarters of 2014. For the third quarter of 2014, net cash provided by operating activities was $100.4 million, capital expenditures totaled $26.5 million, and depreciation and amortization expenses amounted to $11.6 million.

Other Developments

As of November 13, 2014, the Company has repurchased approximately 2.8 million shares under its repurchase program, returning approximately $116 million of cash to stockholders. The Company expects to continue to execute the repurchase program, which was approved by the Company’s board of directors for up to $500 million in April 2014, when appropriate.

Business Outlook

SINA estimates that its non-GAAP net revenues for the fourth quarter of 2014 will be between $204 million and $210 million, which exclude the recognition of $2.6 million in deferred license revenues from E-House. The foregoing forecast reflects SINA’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets net of tax, adjustment for GAAP to non-GAAP reconciling items on the share of equity method investments, gain (loss) on the sale, deemed disposal and impairment on business, investment and non-controlling interest in a subsidiary, change in fair value of investor option liability, adjustment for GAAP to non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests, convertible debt issuance cost and impairment of goodwill. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.   They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 9:10 p.m. — 9:50 p.m. Eastern Time on November 13, 2014 (or 10:10 a.m. — 10:50 a.m. Beijing Time on November 14, 2014) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
Passcode for all regions:	31268045

A replay of the conference call will be available through morning Eastern Time November 21, 2014. The dial-in number is +61 2 9003 4211. The passcode for the replay is 31268045.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2013 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2014	2013	2014	2014	2013
Net revenues:
Advertising	$166,790	$151,556	$155,835	$458,351	$366,424
Non-advertising	31,823	33,074	31,178	98,753	101,664
	198,613	184,630	187,013	557,104	468,088
Cost of revenues:
Advertising *	63,142	54,585	63,384	181,382	159,015
Non-advertising	10,642	11,929	10,258	34,575	41,996
	73,784	66,514	73,642	215,957	201,011
Gross profit	124,829	118,116	113,371	341,147	267,077

Operating expenses:
Sales and marketing *	60,954	43,803	56,944	167,858	113,946
Product development *	49,372	36,851	47,696	141,603	108,926
General and administrative *	25,355	14,271	19,406	61,937	49,059
Impairment on goodwill	—	—	14,526	14,526	—
	135,681	94,925	138,572	385,924	271,931
Income (Loss) from operations	(10,852)	23,191	(25,201)	(44,777)	(4,854)

Non-operating income:
Earning from equity method investments, net	4,670	3,201	2,912	16,304	6,016
Gain (loss) on sale of and impairment on investments, net	128,599	(1,607)	26,932	155,150	(10,609)
Change in fair value of investor option liability	—	665	(6,784)	(46,972)	1,529
Interest and other income, net	11,019	5,396	8,116	21,090	14,375
	144,288	7,655	31,176	145,572	11,311

Income before income taxes	133,436	30,846	5,975	100,795	6,457
Income tax benefits (expenses)	(2,656)	(5,297)	1,474	34	(8,507)

Net income (loss)	130,780	25,549	7,449	100,829	(2,050)
Less: Net income (loss) attributable to non-controlling interests	(2,815)	163	(9,173)	(16,222)	(2,732)

Net income attributable to SINA	$133,595	$25,386	$16,622	$117,051	$682

Basic net income per share attributable to SINA	$2.06	$0.38	$0.25	$1.78	$0.01
Diluted net income (loss) per share attributable to SINA **	$1.91	$0.37	$0.25	$1.74	$(0.00)

Shares used in computing basic net income per share attributable to SINA	64,963	66,918	65,806	65,601	66,806
Shares used in computing diluted net income (loss) per share attributable to SINA	71,509	67,330	65,918	72,218	66,806

* Stock-based compensation in each category:
Cost of revenues - advertising	$923	$565	$724	$2,422	$5,593
Sales and marketing	1,465	789	1,103	3,715	7,802
Product development	2,090	864	1,530	4,975	10,449
General and administrative	4,164	2,437	4,072	11,846	17,710

**	Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30,	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$1,328,989	$916,276
Short-term investments	992,564	951,963
Accounts receivable, net	214,749	193,381
Prepaid expenses and other current assets	231,791	57,182
Subtotal	2,768,093	2,118,802

Property and equipment, net	70,091	80,920
Goodwill and intangible assets, net	59,882	58,189
Long-term investments, net	716,192	526,587
Other assets	164,831	113,345
Total assets	$3,779,089	$2,897,843

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,080	$6,988
Accrued liabilities	296,089	220,837
Deferred revenues	47,668	49,200
Income taxes payable	12,705	21,577
Investor option liability	—	29,504
Subtotal	359,542	328,106

Convertible debt	800,000	800,000
Long-term deferred revenue	87,999	89,039
Other long-term liabilities	3,963	5,080
Total liabilities	1,251,504	1,222,225

Shareholders’ equity
SINA shareholders’ equity	2,257,805	1,191,210
Non-controlling interests	269,780	484,408
Total shareholders’ equity	2,527,585	1,675,618

Total liabilities and shareholders’ equity	$3,779,089	$2,897,843

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2014	2013	2014	2014	2013

Net revenues
Portal:
Portal Advertising	$101,417	$107,894	$96,252	$281,542	$274,043
Other	13,066	23,370	13,441	46,602	77,156
Subtotal	114,483	131,264	109,693	328,144	351,199

Weibo	84,130	53,366	77,320	228,960	116,889
	$198,613	$184,630	$187,013	$557,104	$468,088

Cost of revenues
Portal:
Portal Advertising	$44,811	$41,458	$46,512	$130,779	$117,999
Other	8,303	10,532	7,430	27,365	39,363
Subtotal	53,114	51,990	53,942	158,144	157,362

Weibo	20,670	14,524	19,700	57,813	43,649
	$73,784	$66,514	$73,642	$215,957	$201,011

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	September 30, 2014				September 30, 2013				June 30, 2014
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$166,790			$166,790	$151,556			$151,556	$155,835			$155,835
Non-advertising revenues	31,823	(2,609	)(a)	29,214	33,074	(4,687	)(a)	28,387	31,178	(2,609	)(a)	28,569
Net revenues	$198,613	$(2,609)		$196,004	$184,630	$(4,687)		$179,943	$187,013	$(2,609)		$184,404

		(2,609	)(a)			(4,687	)(a)			(2,609	)(a)
		923	(b)			565	(b)			724	(b)
Gross profit	$124,829	$(1,686)		$123,143	$118,116	$(4,122)		$113,994	$113,371	$(1,885)		$111,486

										(6,705	)(b)
		(7,719	)(b)			(4,090	)(b)			(474	)(c)
		(815	)(c)			(288	)(c)			(14,526	)(i)
Operating expenses	$135,681	$(8,534)		$127,147	$94,925	$(4,378)		$90,547	$138,572	$(21,705)		$116,867

										(2,609	)(a)
		(2,609	)(a)			(4,687	)(a)			7,429	(b)
		8,642	(b)			4,655	(b)			474	(c)
		815	(c)			288	(c)			14,526	(i)
Income (loss) from operations	$(10,852)	$6,848		$(4,004)	$23,191	$256		$23,447	$(25,201)	$19,820		$(5,381)

										(2,609	)(a)
		(2,609	)(a)							7,429	(b)
		8,642	(b)			(4,687	)(a)			369	(c)
		630	(c)			4,655	(b)			2,279	(d)
		2,463	(d)			219	(c)			(26,932	)(e)
		(128,599	)(e)			2,496	(d)			6,784	(f)
		—	(f)			1,607	(e)			(7,791	)(g)
		(2,373	)(g)			(665	)(f)			1,398	(h)
		1,398	(h)			(515	)(g)			14,526	(i)
Net income attributable to SINA	$133,595	$(120,448)		$13,147	$25,386	$3,110		$28,496	$16,622	$(4,547)		$12,075

Diluted net income per share attributable to SINA *	$1.91			$0.19	$0.37			$0.42	$0.25			$0.17
Shares used in computing diluted net income per share attributable to SINA	71,509	(6,468	)(j)	65,041	67,330	—		67,330	65,918	—		65,918

Gross margin - advertising	62%	1%		63%	64%	0%		64%	59%	1%		60%
Gross margin - non-advertising	67%	-3%		64%	64%	-6%		58%	67%	-3%		64%

	Nine months ended
	September 30, 2014				September 30, 2013
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$458,351			$458,351	$366,424			$366,424
Non-advertising revenues	98,753	(9,350	)(a)	89,403	101,664	(14,059	)(a)	87,605
Net revenues	$557,104	$(9,350)		$547,754	$468,088	$(14,059)		$454,029

		(9,350	)(a)			(14,059	)(a)
		2,422	(b)			5,593	(b)
Gross profit	$341,147	$(6,928)		$334,219	$267,077	$(8,466)		$258,611

		(20,536	)(b)
		(2,460	)(c)			(35,961	)(b)
		(14,526	)(i)			(312	)(c)
Operating expenses	$385,924	$(37,522)		$348,402	$271,931	$(36,273)		$235,658

		(9,350	)(a)
		22,958	(b)			(14,059	)(a)
		2,460	(c)			41,554	(b)
		14,526	(i)			312	(c)
Income (loss) from operations	$(44,777)	$30,594		$(14,183)	$(4,854)	$27,807		$22,953

		(9,350	)(a)
		22,958	(b)
		1,898	(c)			(14,059	)(a)
		6,684	(d)			41,554	(b)
		(155,150	)(e)			243	(c)
		46,972	(f)			8,645	(d)
		(13,453	)(g)			10,609	(e)
		4,194	(h)			(1,529	)(f)
		14,526	(i)			(1,876	)(g)
Net income attributable to SINA	$117,051	$(80,721)		$36,330	$682	$43,587		$44,269

Diluted net income (loss) per share attributable to SINA *	$1.74			$0.52	$(0.00)			$0.65
Shares used in computing diluted net income (loss) per share attributable to SINA	72,218	(6,467	)(j)	65,751	66,806	316	(j)	67,122

Gross margin - advertising	60%	1%		61%	57%	1%		58%
Gross margin - non-advertising	65%	-4%		61%	59%	-7%		52%

(a)  To adjust the recognition of deferred revenue related to the license agreements granted to E-House.

(b)  To adjust stock-based compensation.

(c)  To adjust  amortization of intangible assets and tax provision on amortization of intangible assets.

(d)  To adjust the GAAP to Non-GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(e)  To adjust gain (loss) on sale of investments, gain (loss) on deemed disposal and (impairment) on investments, net.

(f)  To adjust the change in fair value of investor option liability.

(g)  To adjust GAAP to Non-GAAP reconciling items for the gain (loss) attributable to non-controlling interests.

(h)  To adjust convertible debt issuance cost.

(i)  To adjust impairment on goodwill.

(j)  To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*       Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	September 30, 2014			September 30, 2013			June 30, 2014
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,657			$1,118			$1,183
To adjust amortization of intangible assets resulting from business acquisitions		497			941			778
Earning from equity method investments, net	$4,979	$2,154	$7,133	$3,638	$2,059	$5,697	$3,230	$1,961	$5,191
Share of amortization of equity investments’ intangibles not on their books	$(309)	$309	$—	$(437)	$437	$—	$(318)	$318	$—
	$4,670	$2,463	$7,133	$3,201	$2,496	$5,697	$2,912	$2,279	$5,191

	Nine months ended
	September 30, 2014			September 30, 2013
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$3,883			$4,158
To adjust amortization of intangible assets resulting from business acquisitions		1,851			3,193
Earning from equity method investments, net	$17,254	$5,734	$22,988	$7,310	$7,351	$14,661
Share of amortization of equity investments’ intangibles not on their books	$(950)	$950	$—	$(1,294)	$1,294	$—
	$16,304	$6,684	$22,988	$6,016	$8,645	$14,661

* Earning from equity method investments is recorded one quarter in arrears.